OPTIGENEX INC.
P.O. Box 3521
Uptown Station
Hoboken, NJ  07030

FILED AS CORRESPONDENCE ON EDGAR

October 10, 2008

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Senior Assistant Chief Accountant
Mail Stop 6010
Washington, D.C. 20549

Re:	Optigenex Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
(File No. 000-51248)

Dear Mr. Rosenberg:

This correspondence is in response to your September 19, 2008 correspondence regarding the above-referenced filings of Optigenex Inc. (“the Company”).

In a letter to you dated October 6, 2008, we advised you that we intended to file our response to your September 19th comment letter by today October 10, 2008. However due to circumstances beyond our control we are not in a position to file our response today. We respectfully request an extension until Wednesday, October 15th to review and address the matters in your correspondence and to make the appropriate amended filings.

In connection with this correspondence being filed on EDGAR, the Company hereby acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely yours,

/s/ Daniel Zwiren

Daniel Zwiren
Chief Executive Officer/Chief Financial Officer
Optigenex Inc.